UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: May 30, 2019

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On May 29, 2019, Emerald Health Pharmaceuticals Inc. (EHP) provided an advance of $3.8 million to Emerald Health Sciences Inc. (EHS), a majority stockholder, under an investment note arrangement dated May 21, 2019 whereby EHP invests in short term notes with EHS, up to an aggregate principal amount of $6.0 million (Promissory Note). As of May 29, 2019, total advances pursuant to this Promissory Note amount to $5.0 million. Any advances pursuant to this Promissory Note bear interest at 12% per annum and the outstanding principal of each advance, together with any accrued but unpaid interest thereon, becomes due and payable on the date that is three months from the date on which such advance was first made.

EXHIBIT INDEX

Exhibit No.	Description

EX6.1#	Promissory Note dated May 21, 2019 by Emerald Health Sciences Inc. in favor of Emerald Health Pharmaceuticals Inc. (incorporated by reference to Exhibit 6.8 to Emerald Health Pharmaceuticals Inc.’s Post-Qualification Offering Circular Amendment No. 3 dated May 29, 2019)

# Previously filed.

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ James DeMesa
James DeMesa Chief Executive Officer

Date: May 30, 2019

2